UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________________

SCHEDULE 13G
(Amendment No. ___)*
Under the Securities Exchange Act of 1934
___________________________________________

Biohaven Ltd.
(Name of Issuer)
Common shares, no par value
(Titles of Class of Securities)
G1110E107
(CUSIP Number)
October 21, 2022
(Date of Event Which Requires Filing of this Statement)
___________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Averill Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,840,338
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,840,338
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,840,338
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%(1)
12	TYPE OF REPORTING PERSON CO
(1)
Calculated based upon 68,125,944 Issuer Common Shares (as defined below) reported to be outstanding as of October 20, 2022, as reported in the Issuer's final prospectus to its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 24, 2022.

1	NAME OF REPORTING PERSON Suvretta Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,840,338
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,840,338
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,840,338
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%(1)
12	TYPE OF REPORTING PERSON IA; OO
(1)

Calculated based upon 68,125,944 Issuer Common Shares reported to be outstanding as of October 20, 2022, as reported in the Issuer's final prospectus to its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 24, 2022.

1	NAME OF REPORTING PERSON Aaron Cowen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,840,338
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,840,338
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,840,338
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%(1)
12	TYPE OF REPORTING PERSON IN
(1)

Calculated based upon 68,125,944 Issuer Common Shares reported to be outstanding as of October 20, 2022, as reported in the Issuer's final prospectus to its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 24, 2022.

Item 1(a).     Name of Issuer:
Biohaven Ltd. (the “Issuer”)
Item 1(b).     Address of Issuer’s Principal Executive Offices:
c/o Biohaven Pharmaceuticals, Inc., 215 Church Street, New Haven, Connecticut 06510
Item 2(a).     Name of Person Filing:
This Schedule 13G is filed by Averill Master Fund, Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands (the “Averill Fund”), Suvretta Capital Management, LLC., a Delaware limited liability company (the “Manager”) and Aaron Cowen, an individual (“Mr. Cowen” and, together with the Averill Fund and the Manager, the “Reporting Persons”).  The Averill Fund directly holds the Issuer Common Shares reported on this Schedule 13G.  The Manager is the investment manager of the Averill Fund and therefore may be deemed to beneficially own the Issuer Common Shares held by the Averill Fund.  Mr. Cowen may be deemed to control the Manager and therefore may be deemed to beneficially own the Issuer Common Shares held by the Averill Fund.  The agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit 99.1 hereto.
Item 2(b).     Address of Principal Business Office or, if none, Residence:
The principal business address of each of the Manager and Mr. Cowen is as follows:
c/o Suvretta Capital Management, LLC
540 Madison Avenue, 7th Floor,
New York, New York 10022.
The principal business address of the Averill Fund is as follows:
c/o Maples Corporate Services Limited
P.O. Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

Item 2(c).     Citizenship:
See responses to Item 4 on each cover page.
Item 2(d).     Titles of Classes of Securities:
Common shares, no par value (“Issuer Common Shares”)
Item 2(e).     CUSIP Number:
The Issuer Common Shares CUSIP Number is G1110E107.

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K)
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .
Item 4.     Ownership
(a)     Amount beneficially owned:
See responses to Item 9 on each cover page.
(b)     Percent of class:
See responses to Item 11 on each cover page.
(c)     Number of shares as to which such person has:
(i)     Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.
(ii)     Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.
(iii)     Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.
(iv)     Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

Item 5.     Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
None.
Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.     Identification and Classification of Members of the Group.
Not Applicable.
Item 9.     Notice of Dissolution of Group.
Not Applicable.
Item 10.     Certification.
Each Reporting Person hereby makes the following certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  November 2, 2022
Averill Master Fund, Ltd.
By:     /s/ Aaron Cowen
Name:  Aaron Cowen
Title:  Director
Suvretta Capital Management, LLC
By:     /s/ Aaron Cowen
Name:  Aaron Cowen
Title:  Authorized Signatory
/s/ Aaron Cowen
Aaron Cowen